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Filed by Ares Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Allied Capital Corp.
Commission File No. 333-163760

SPECIAL MEETING OF STOCKHOLDERS
March 26, 2010

QUESTIONS & ANSWERS

Bennett Rosenthal
Chairman of the Board

Dear Stockholder:

        On October 26, 2009, Ares Capital Corporation, or "Ares Capital," and Allied Capital Corporation, or "Allied Capital," announced a strategic business combination of Ares Capital and Allied Capital effected through a merger of Allied Capital into one of Ares Capital's wholly owned subsidiaries.

        If the merger is completed, holders of Allied Capital common stock will have a right to receive 0.325 shares of Ares Capital common stock for each share of Allied Capital common stock held immediately prior to such merger. In connection with such merger, Ares Capital expects to issue a maximum of approximately 58.3 million shares of its common stock (assuming that holders of all "in-the-money" Allied Capital stock options elect to be cashed out), subject to adjustment in certain limited circumstances.

        The pending transaction has been approved unanimously by Ares Capital's board of directors, including its independent directors. At the special meeting of stockholders, Ares Capital stockholders are being asked to vote on a proposal to approve the issuance of Ares Capital common stock in connection with the merger and a proposal to approve the adjournment of the Ares Capital special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Ares Capital special meeting to approve the foregoing proposal. While there can be no assurance as to the exact timing, or that the merger will be completed at all, we are working to complete the merger in the first quarter of 2010.

        The Questions and Answers and other information in this pamphlet highlight certain information about the merger and what it will mean to Ares Capital stockholders. This Q&A pamphlet is not intended to be a full explanation of the merger and the proposals to be voted on at the Ares Capital special meeting. I urge you to carefully read the accompanying Proxy Statement/Prospectus in which the transaction and other important information is described in more detail.

        Once you have had an opportunity to read the accompanying Proxy Statement/Prospectus, I urge you to vote "FOR" the share issuance proposal and "FOR" the adjournment proposal by signing, dating and mailing your enclosed proxy card using the postage-paid envelope provided. Internet and telephone voting are also available. Please follow the instructions on your enclosed proxy card.

        Your vote is important, regardless of the number of shares you own, so please vote your shares today.

Sincerely,

Bennett Rosenthal
 Chairman of the Board of Directors

 Ares Capital Corporation

Special Meeting of Stockholders at a Glance

Date:	March 26, 2010
Time:	3:00 p.m., Eastern Time
Location:	The Westin Grand, 2350 M Street Northwest, Washington, D.C., United States 20037
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Stockholder Vote.    You will be asked to vote on (1) a proposal to approve the issuance of Ares Capital common stock in connection with the merger and (2) a proposal to approve the adjournment of the Ares Capital special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Ares Capital special meeting to approve the foregoing proposal.

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Board Recommendation.    Ares Capital's board of directors, including its independent directors, by unanimous vote and after careful consideration, recommends that Ares Capital stockholders vote "FOR" the issuance of Ares Capital common stock in connection with the merger and "FOR" approval of the proposal to adjourn the Ares Capital special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Ares Capital special meeting to approve the foregoing proposal.

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Vote Required.    Approval of the issuance of the shares of Ares Capital common stock to be issued pursuant to the merger agreement requires the affirmative vote of at least a majority of all of the votes cast on the matter at a meeting at which a quorum is present. Approval of the adjournment proposal requires the affirmative vote of a majority of the votes cast on the matter by the holders of Ares Capital's shares present in person or represented by proxy at the Ares Capital special meeting. Your vote is extremely important.

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Who Can Vote.    You can vote all of the shares of Ares Capital common stock that you owned of record as of February 2, 2010.

HOW TO VOTE

1.	By Proxy: Sign, date and promptly mail the enclosed proxy card in the postage-paid envelope provided;
2.	By Internet: Please follow the simple instructions on your enclosed proxy card; or
3.	By Phone: Please follow the simple instructions on your enclosed proxy card.

        You may also attend the Ares Capital special meeting and vote in person. If your broker holds your shares, please bring a letter from your broker identifying you as the beneficial owner of the shares and authorizing you to vote your shares at the Ares Capital special meeting.

PLEASE ACT TODAY

 Ares Capital Corporation

Special Meeting of Stockholders

Questions and Answers for Stockholders

Q:  Why am I receiving these materials?

A:
Ares Capital is sending these materials to stockholders to help them decide how to vote their shares of Ares Capital common stock at its special meeting concerning the merger with Allied Capital.

Q:  What am I being asked to vote on?

A:
Ares Capital common stockholders will be asked to vote on the issuance of Ares Capital common stock in connection with the merger and approval to adjourn the Ares Capital special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Ares Capital special meeting to approve the foregoing proposal. The board of directors of Ares Capital, including its independent directors, has unanimously approved the merger and the merger agreement, including the issuance of common stock in connection therewith, as in the best interests of Ares Capital and its stockholders. Please see the section entitled "The Merger—Reasons for the Merger" in the Proxy Statement/Prospectus for an important discussion of the merger.

Q:  Who is entitled to vote at the Ares Capital special meeting of stockholders?

A:
Holders of record of Ares Capital common stock as of the close of business on February 2, 2010 are entitled to vote at the Ares Capital special meeting of stockholders.

Q:  What Ares Capital stockholder vote is required to approve the issuance of Ares Capital common stock in connection with the merger?

A:
Approval of the issuance of the shares of Ares Capital common stock to be issued pursuant to the merger agreement requires the affirmative vote of at least a majority of all of the votes cast on the matter at a meeting at which a quorum is present. Your vote is extremely important.

Q:  Does Ares Capital's board of directors recommend approval of the issuance of Ares Capital common stock in connection with the merger and the proposal to adjourn the Ares Capital special meeting if necessary?

A:
Yes. Ares Capital's board of directors, including its independent directors, unanimously approved the merger and the merger agreement, including the issuance of common stock in connection therewith, and recommends that Ares Capital stockholders vote "FOR" approval of the issuance of Ares Capital common stock to be issued pursuant to the merger agreement and "FOR" approval of the proposal to adjourn the Ares Capital special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Ares Capital special meeting to approve the foregoing proposal.

Q:  Why does Ares Capital believe that the merger is in the best interests of Ares Capital stockholders?

A:
Ares Capital's board of directors consulted with representatives of management, its investment adviser, Ares Capital Management, as well as Ares Capital's financial, legal and other advisors and considered numerous factors, including the ones described below, and, as a result, determined that the merger is in Ares Capital's best interests and the best interests of Ares Capital's stockholders.

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  Certain material factors considered by Ares Capital's board of directors, including its independent directors, included, among others:

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  Increased Scale and Presence in Middle Market.  The unique opportunity to acquire a franchise of Allied Capital's size and scope and the fact that the combined company will have a broad and diverse platform from which to provide capital to middle-market companies, including the ability to originate larger transactions with larger final hold positions.

  •
  Continued Access to Capital.  The combined company is expected to have access to capital even in a credit challenged environment to reinvest in its portfolio and to pursue new attractive investment opportunities in what Ares Capital's management believes is a compelling investment environment following the credit dislocation.

  •
  More Diversified Asset Base.  The limited overlap of assets and investments of Allied Capital and Ares Capital will further limit single issuer and industry credit exposure of the combined company following the merger.

  •
  Strengthened Asset Management Platform.  The merger will create a large scale middle-market asset management platform that is expected to bring meaningful information and deal flow benefits.

  •
  Accretive to NAV and Core EPS.  The merger is expected to be accretive to Ares Capital's net asset value and core earnings per share in the first year following its closing.

  •
  Cost Savings/Synergies.  The merger is expected to result in cost savings and synergies for the combined company.

  •
  Ability to Unlock Potential Value in Allied Capital's Portfolio.  Allied Capital has limited liquidity, which has required it to sell assets in order to de-lever its balance sheet and satisfy stringent debt amortization requirements. Ares Capital's management believes that it will have the time, capital and expertise to re-position Allied Capital's existing portfolio into higher yielding, cash generating securities with less volatility because the combined company will face less pressure to sell assets in the portfolio at an inopportune time. To the extent asset sales are deemed necessary or advisable by the combined company, the combined company would have the flexibility to sell Ares Capital's assets as well.

Q:  Did the board of directors of Ares Capital receive an opinion from a financial advisor regarding the exchange ratio?

A:
Yes. J.P. Morgan Securities Inc., or "J.P. Morgan," delivered its written opinion to Ares Capital's board of directors that, as of October 26, 2009, and based upon and subject to the factors, assumptions, qualifications and limitations set forth therein, the exchange ratio in the merger was fair, from a financial point of view, to Ares Capital. The full text of the written opinion, dated October 26, 2009, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex D-2 to the Proxy Statement/Prospectus. You are urged to read the opinion in its entirety. J.P. Morgan's written opinion is addressed to the board of directors of Ares Capital, is directed only to the exchange ratio in the merger and does not constitute a recommendation to any stockholder of Ares Capital as to how such stockholder should vote at the Ares Capital special meeting. The above summary is qualified in its entirety by reference to the full text of such opinion.

Q:  Will I receive dividends after the merger?

A:
Ares Capital currently intends to distribute quarterly dividends to its stockholders. For a history of the dividends and distributions paid by Ares Capital since January 1, 2008, see "Market Price, Dividend and Distribution Information" in the Proxy Statement/Prospectus. The amount and timing of past dividends and distributions are not a guarantee of any future dividends or distributions, or the amount thereof, the payment, timing and amount of which will be determined

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  by Ares Capital's board of directors and depend on Ares Capital's cash requirements, its financial condition and earnings, contractual restrictions, legal and regulatory considerations and other factors.

  The following table sets forth, for each fiscal quarter during the last two fiscal years and the current fiscal year, the dividends and distributions declared by Ares Capital:

Cash Dividend/ Distribution Per Share(1)
Year ended December 31, 2008
First quarter	$0.42
Second quarter	$0.42
Third quarter	$0.42
Fourth quarter	$0.42
Year ended December 31, 2009
First quarter	$0.42
Second quarter	$0.35
Third quarter	$0.35
Fourth quarter	$0.35
Year ending December 31, 2010
First quarter	(2)

(1)    Represents the dividend or distribution declared in the relevant quarter.

(2)    As of the date hereof, no dividend has been declared for this quarter.

Q:  If my shares are held in "street name" by my broker, banker or nominee will my broker vote my shares for me?

A:
No. If you do not provide your broker with instructions on how to vote your street name shares, your broker will not be permitted to vote them.

  For this reason, you should provide your broker with instructions on how to vote your shares or arrange to attend the Ares Capital special meeting and vote your shares in person. With respect to the proposal to approve the issuance of shares of Ares Capital common stock in connection with the merger, broker shares for which written authority to vote has not been obtained will not be treated as votes cast on the matter and will have no effect on the vote on such proposal. Stockholders are urged to authorize proxies by telephone or the Internet if their broker has provided them with the opportunity to do so. See your voting instruction form for details.

  If your broker holds your shares and you attend the Ares Capital special meeting in person, please bring a letter from your broker identifying you as the beneficial owner of the shares and authorizing you to vote your shares at the Ares Capital special meeting.

Q:  Can I access the Registration Statement, Proxy Statement/Prospectus and other documents filed with the SEC by Ares Capital online?

A:
Yes. You can obtain free copies of the Registration Statement, the Proxy Statement/Prospectus and other documents filed with the SEC by Ares Capital through the web site maintained by the SEC at www.sec.gov and on Ares Capital's website at www.arescapitalcorp.com (click on "Investor Resources" and then "SEC Filings").

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Q:  Whom should I contact if I have questions?

A:
If you would like additional copies, without charge, of the Proxy Statement/Prospectus or if you have questions about the proposals, including the procedures for voting your shares, you should contact D. F. King & Co., Inc., which is assisting us in the solicitation of proxies, as follows:

D. F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
 Toll-Free: 1-800-967-7635
Call-Collect: 1-212-269-5550

FORWARD-LOOKING STATEMENTS

        Statements included herein and in the accompanying Proxy Statement/Prospectus may constitute "forward-looking statements," which relate to future events or the future performance or financial condition of Ares Capital or Allied Capital or the combined company following the merger. Ares Capital and Allied Capital caution readers that any forward-looking information is not a guarantee of future performance, condition or results and involves a number of risks and uncertainties. Actual results and condition may differ materially from those in the forward-looking statements as a result of a number of factors. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including, among others, future financial and operating results, Ares Capital's plans, objectives, expectations and intentions and other statements that are not historical facts.

        The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the failure of Ares Capital stockholders and Allied Capital stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; and disruption from the transaction making it more difficult to maintain relationships with Ares Capital's and Allied Capital's private equity sponsors. Additional factors that may affect future results and condition are described in "Special Note Regarding Forward-Looking Statements" in the Proxy Statement/Prospectus and in Ares Capital's and Allied Capital's other filings with the SEC, each of which are available at the SEC's web site http://www.sec.gov or http://www.arescapitalcorp.com or http://www.alliedcapital.com, respectively. Ares Capital and Allied Capital disclaim any obligation to update and revise statements made herein or in the Proxy Statement/Prospectus based on new information or otherwise.

IMPORTANT ADDITIONAL INFORMATION

        This communication is being made in respect of the proposed business combination involving Ares Capital and Allied Capital. In connection with the proposed transaction, Ares Capital has filed with the SEC a Registration Statement on Form N-14 that includes the accompanying Proxy Statement/Prospectus. On or around February 16, 2010, Ares Capital and Allied Capital began mailing the Proxy Statement/Prospectus to their respective stockholders of record as of the close of business on February 2, 2010. INVESTORS AND SECURITY HOLDERS OF ARES CAPITAL AND ALLIED CAPITAL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS OF ARES CAPITAL AND ALLIED CAPITAL ARE ALSO URGED TO READ ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL ALSO CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

        Investors and security holders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by each of Ares Capital and Allied Capital through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained on Ares Capital's website at www.arescapitalcorp.com and on Allied Capital's website at www.alliedcapital.com.

PROXY SOLICITATION

        Ares Capital, Allied Capital and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Ares Capital and Allied Capital stockholders in favor of the acquisition. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Ares Capital and Allied Capital stockholders in connection with the proposed acquisition is set forth in the accompanying Proxy Statement/Prospectus, which was also filed with the SEC. You can obtain a free copy of this document in the manner set forth above.

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Your Vote is Extremely Important—Please Vote Today

Vote "FOR" the Share Issuance Proposal

and

Vote "FOR" the Adjournment Proposal

Ares Capital Corporation 280 Park Avenue 22nd Floor, Building East New York, NY 10017 (212) 750-7300

QuickLinks

SPECIAL MEETING OF STOCKHOLDERS March 26, 2010
Ares Capital Corporation Special Meeting of Stockholders at a Glance
HOW TO VOTE
Ares Capital Corporation Special Meeting of Stockholders Questions and Answers for Stockholders